United States securities and exchange commission logo





                           December 2, 2021

       Carol Craig
       Chief Executive Officer
       Sidus Space, Inc.
       150 N. Sykes Creek Parkway, Suite 200
       Merritt Island, FL 32953

                                                        Re: Sidus Space, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 23,
2021
                                                            File No. 333-261288

       Dear Ms. Craig:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 23, 2021

       Dilution, page 38

   1.                                                   Please address the
following as it relates to your dilution disclosures:
                                                            Revise your net
tangible book value and as adjusted net tangible book value to include operating
lease right-of-use assets, net.
                                                            Revise your net
tangible book value per share and as adjusted per share information to include the
effect of Class B common stock.
                                                            Revise the dilution
per share to new investors in this offering to reflect the above changes.
                                                            Revise the table on
page 39 to include the effect of Class B common in your existing stockholder
disclosure.
 Carol Craig
FirstName  LastNameCarol Craig
Sidus Space, Inc.
Comapany2,
December   NameSidus
             2021     Space, Inc.
December
Page 2    2, 2021 Page 2
FirstName LastName
Consolidated Balance Sheets, page F-3

2. Please revise to ensure that the number of Class B common shares issued and outstanding, both here and in your interim financial statements, agrees to the 10.0 million shares as disclosed in your statement of stockholders' deficit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
(202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Jeff Fessler